SCHEDULE 13D

CUSIP No: 50063B104

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction	Shares Purchased(Sold)	Price per Share
5/15/2014	(1,200)	8.61
6/2/2014	1,175	8.72
6/6/2014	(300)	8.75
6/9/2014	(1,600)	8.73
7/2/2014	8,800	8.97
7/3/2014	4,113	8.99
7/7/2014	2,687	8.89